Exhibit 99.4

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tél. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tél. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tél. : + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tél. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tél. : + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tél. : + 33 (0) 1 47 44 76 29
Lisa WYLER
Tél. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, July 16, 2009,
Jérôme Schmitt to be appointed Group Treasurer
Effective September 1, 2009, Jérôme Schmitt, will be appointed Group Treasurer, succeeding Charles Paris de Bollardière.

Jérôme Schmitt had been Vice-President Investor Relations since 2004.
He started his career in Asia before joining the Group’s Finance Division in 1992.
He was first in charge of Finance Operations for Exploration & Production projects for the Asia North-Africa Zone and then for South America. He then joined the Upstream gas sector.
He was then in charge of and later appointed Vice-President Gas Business Development for the Middle East-Central Asia Zone and subsequently for India — South Asia, based in Mumbai, India.
In 2000, he was appointed at the Mergers & Acquisition Division, in charge of Corporate M&A.
Jérôme Schmitt is 43 years old. He is a Civil Mining Engineer.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com